UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Charles S. Leykum

700 Louisiana Street, Suite 2700

Houston, Texas 77002

(281) 407-0686

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1	Name of Reporting Persons Charles S. Leykum
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,891,401*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,891,401**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,891,401*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 63.2%***
14	Type of Reporting Person IN

*

Consists of (a) 3,025,247 shares of Class A Common Stock, par value of $0.01 per share (the “Class A Common Stock”), of Ranger Energy Services, Inc., a Delaware corporation (the “Issuer”), and (b) 6,866,154 shares of Class B Common Stock, par value of $0.01 per share, of the Issuer (“Class B Common Stock”) and an equivalent number of units of RNGR Energy Services, LLC (“Ranger LLC”), which together are exchangeable for shares of Class A Common Stock on a one-for-one basis (“Ranger Units”) pursuant to that certain Amended and Restated Limited Liability Company Agreement of Ranger LLC (the “Ranger LLCA”). The Class A Common Stock, Class B Common Stock and Ranger Units are collectively referred to herein as the “Securities”. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 3,025,247 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons CSL Energy Opportunity GP I, LLC 45-2494955
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,891,401*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,435,401**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,891,401*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 63.2%***
14	Type of Reporting Person OO

*

Consists of (a) 3,025,247 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,813,910 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons CSL Energy Opportunity GP II, LLC 47-2465769
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,813,902**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 2,536,598 shares of Class A Common Stock and (b) 5,277,304 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons Ranger Energy Holdings, LLC 38-3934054
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,807,902**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons Torrent Energy Holdings, LLC 37-1760971
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,451,975**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 313,125 shares of Class A Common Stock and (b) 1,138,850 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons Ranger Energy Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,807,902**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons Torrent Energy Holdings II, LLC 30-0998585
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,451,975**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 313,125 shares of Class A Common Stock and (b) 1,138,850 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons CSL Energy Holdings I, LLC 45-2665080
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,259,877**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,638,386 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons CSL Energy Holdings II, LLC 32-0456689
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,662,272**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 2,179,631 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons CSL Energy Opportunities Fund I, L.P. 45-2495008
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,259,877**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person PN

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,638,386 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons CSL Energy Opportunities Fund II, L.P. 36-4799022
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,959,532**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person PN

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,682,228 shares of Class A Common Stock and (b) 5,277,304 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

The Reporting Persons (as defined below) previously filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on November 19, 2019. This Amendment No. 1 to Schedule 13D amends Items 4, 6 and 7 of the Schedule 13D filed by Charles S. Leykum, CSL Energy Opportunity GP I, LLC, CSL Energy Opportunity GP II, LL, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings II, LLC, CSL Energy Holdings I, LLC, CSL Energy Holdings II, LLC, CSL Energy Opportunities Fund I, L.P. and CSL Energy Opportunities Fund II, L.P. with the Securities and Exchange Commission on November 19, 2019 (the “Schedule 13D”).

Except as set forth below and as to give effect to the changes in ownership amounts reflected above, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Security and Issuer

Item 4 of the Schedule 13D is hereby amended and supplemented by deleting the last paragraph thereof and replacing it with the following:

On the evening of March 12, 2020, CSL and Bayou delivered a non-binding offer (the “Offer Letter”) to the Issuer to acquire all of the issued and outstanding publicly held shares of Class A Common Stock of the Issuer that are not directly owned by CSL, Bayou and certain other holders in exchange for $6.00 in cash for each such share of Class A Common Stock. The foregoing description of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer Letter, as modified in oral communications, which is filed as Exhibit 8 hereto and is incorporated by reference in its entirety into this Item 4.

There can be no assurance that any discussions that may occur between CSL, Bayou and the Issuer with respect to the offer contained in the Offer Letter will result in the entry into a definitive agreement concerning a transaction or, if such a definitive agreement is reached, will result in the consummation of a transaction provided for in such definitive agreement. Discussions concerning a transaction may be terminated at any time and without prior notice. Entry into a definitive agreement concerning a transaction and the consummation of any such transaction is subject to a number of contingencies that are beyond the control of CSL, including the satisfactory completion of due diligence, the approval of the Issuer’s board of directors, the approval by holders of a majority of the outstanding shares of Class A Common Stock of the Issuer, and the satisfaction of any conditions to the consummation of a transaction set forth in any such definitive agreement.

Except as may be required by law, CSL does not intend to disclose developments with respect to the foregoing unless and until the Issuer’s board of directors, CSL and Bayou have approved a specific transaction, if any, and CSL, Bayou and the Issuer have then entered into a definitive agreement to effect such transaction. The foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Each Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following exhibit:

Exhibit 8	Offer Letter, dated March 12, 2020

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2020	Charles S. Leykum

/s/ Charles S. Leykum
Charles S. Leykum

CSL Energy Opportunity GP I, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunity GP II, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

Ranger Energy Holdings, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Senior Vice President

Torrent Energy Holdings, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Senior Vice President

Ranger Energy Holdings II, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

Torrent Energy Holdings II, LLC

	By:	CSL Energy Holdings I, LLC,
its managing member
	By:	CSL Energy Opportunity GP I, LLC
its managing member

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

CSL Energy Holdings I, LLC

By:	CSL Energy Opportunity GP I, LLC,
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Holdings II, LLC

By:	CSL Energy Opportunity GP II, LLC,
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund I, L.P.

By:	CSL Energy Opportunity GP I, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund II, L.P.

By:	CSL Energy Opportunity GP II, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member